FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2003
WASH. D.C.
161
SECTION

For the fiscal year ended December 31, 2002

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______


03025850

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN
Ap 2, Room 225, Appliance Park
Louisville, KY 40225

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Roper Employee Voluntary Stock Ownership Plan



By: ________________________
Name: Earl F. Jones
Title: Committee Member

Date: June 27, 2003

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report



345 Park Avenue
New York, NY 10154

Exhibit 23

Roper Employee Voluntary Stock Ownership Plan

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 25, 2003, relating to the statements of net assets available for plan benefits of Roper Employee Voluntary Stock Ownership Plan as of December 31, 2002 and 2001 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of Roper Employee Voluntary Stock Ownership Plan.

KPMG LLP

New York, New York
June 26, 2003



ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

Index

* Schedules required by Form 5500 that are not applicable have not been included.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Plan Administrator and Participants of
the Roper Employee Voluntary Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Roper Employee Voluntary Stock Ownership Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end year) – December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York

June 25, 2003

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Investments, at fair value (note 3):			
Cash and cash equivalents	$	761,249	655,909
Mutual funds		6,295,579	6,287,533
Common stock		77,723,617	131,227,291
Participant loans		3,626,483	4,740,714
Total investments		88,406,928	142,911,447
Receivables:			
Employer contributions		137,254	314,495
Participant contributions		145,657	331,038
Dividends and interest		608,207	944,688
Total receivables		891,118	1,590,221
Total assets		89,298,046	144,501,668
Liabilities:			
Dividend distribution payable		605,347	591,174
Payable for investments purchased		143,141	—
Total payables		748,488	591,174
Net assets available for plan benefits	$	88,549,558	143,910,494

See accompanying notes to financial statements.

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2002

Additions to (deductions from) net assets attributed to:		
Contributions:		
Employer	$	3,579,594
Participants		3,318,500
Total contributions		6,898,094
Investment (loss) income:		
Net depreciation in the fair value of investments (note 3)		(51,209,798)
Dividends		2,504,664
Interest		311,831
Total investment loss		(48,393,303)
Benefits paid to participants		(13,865,727)
Net decrease		(55,360,936)
Net assets available for plan benefits at:		
Beginning of year		143,910,494
End of year	$	88,549,558

See accompanying notes to financial statements.

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of Plan

The Roper Employee Voluntary Stock Ownership Plan (the Plan) is a defined contribution plan. Effectively January 1, 2002, as a result of reorganization of Roper Corporation and other affiliates of Roper Corporation, individuals currently employed by Roper Corporation will be transferred to Roper Inc. As the result, Roper Inc. (the Company) whose ultimate parent is the General Electric Company (GE) will become the sponsor of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is available to all employees of the company who have worked for 60 consecutive days following their employment date.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

Contributions

Employees may elect to have up to 14% of their compensation deducted from payroll and contributed to the Plan on a pretax and/or after-tax basis. The Company matches employee contributions at a rate of 150% of the first 2% and 100% of the next 5% of such pretax contributions. Employer contributions are made on a biweekly basis.

The Internal Revenue Code sets maximum limits that participants can elect as pretax contributions. The limit was $11,000 and $10,500 per individual for 2002 and 2001, respectively.

The Board of Directors may elect each year, upon its discretion, to allocate a profit sharing contribution. The contribution is being allocated to participants based on years of service in order to determine the base amount. There was no discretionary contribution from the employer in 2002.

Participants' Accounts

Each participant's account is credited with its share of the participants contributions, allocations of the Company's contribution, and a proportionate share of the Plan's earnings or losses. Each participant is entitled only to the benefits that can be provided from that participant's vested account.

Vesting

Participants are immediately fully vested in their contributions as well as the employer's contributions to the Plan.

Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options currently available.

GE Common Stock Fund – The GE Stock Fund is invested in shares of GE stock, with a small portion of the fund held in cash, or other short term investments to provide liquidity.

(Continued)

GE Fixed Income Fund – The GE Fixed Income Fund seeks maximum current income consistent with prudent investment management and preservation of capital through fixed income investments.

GE Strategic Investment Fund – The GE Strategic Investment Fund seeks maximum total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds and other debt instruments, and money market instruments.

GE U.S. Equity Fund – The GE U.S. Equity Fund seeks long-term growth of capital through investments primarily in equity securities of U.S. companies.

GE Money Market Fund – The GE Money Market Fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S.-dollar-denominated money market instruments.

GE Global Equity Fund – The GE Global Equity Fund seeks long-term growth of capital through investments principally in equity securities issued by companies located in both developed and developing countries throughout the world.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. There is a $50 charge for each loan. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the plan administrator and the borrower, but such period may in no event exceed four years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to nine years may be permissible. Loans are secured by the balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in either a lump-sum amount or annual installments (including interest) over a ten-year period. For terminations of service resulting from other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution or maintain his or her vested interest within the Plan. A participant with financial hardships may also withdraw in a lump-sum payment, enough to meet the financial need, subject to certain tax restrictions, as defined in the Plan document.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plans investments are stated at fair value. All shares of registered investment companies (Mutual Funds) are valued at quoted market prices. GE Common Stock is traded on the New York Stock Exchange and is valued at the current market price of the GE's common stock on the last business day of the Plan year end.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assts and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Benefits

Benefits are recorded when paid.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company.

(3) Investments

The following presents investments that represent 5% or more of the plan's net assets:

		2002	2001
GE Common stock	$	77,723,617	131,227,291

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across six participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE common stock fund, which principally invests in a single security.

During 2002 the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Common stock	$	(50,698,391)
Mutual funds		(511,407)
Total	$	(51,209,798)

(Continued)

(4) Risk and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investment funds, some of which are mutual funds. The funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of Net Assets Available for Plan Benefits and participant account balances.

(5) Related Party Transactions (Parties in Interest)

The record keeping functions for the underlying investments held by the Plan are performed by CitiStreet LLC (a State Street Bank and CitiGroup) which is party to a joint services agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of General Electric Company (GE) and an affiliate of the Plan Sponsor.

Certain investments of the Plan are shares of mutual funds advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Certain investments of the Plan are shares of a short-term investment fund managed and valued by State Street Bank and Trust Company. State Street Bank and Trust Company is also the custodian of the Plan. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan Sponsor as defined by the Plan.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund operation expenses come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(Continued)

(6) Income Tax Status

The Plan received a favorable tax determination letter from the Internal Revenue Service dated August 6, 2002 which indicates that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan (and related trust) is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Supplemental Schedule

ROPER EMPLOYEE VOLUNTARY STOCK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
* State Street Short-Term Investment Fund	Cash and cash equivalent	761,249	$	761,249
* General Electric Company	Common stock	3,191,935		77,723,617
* GE Money Market Fund	Mutual fund	2,905,042		2,905,042
* GE Fixed Income Fund	Mutual fund	128,870		1,634,067
* GE Global Equity Fund	Mutual fund	21,423		304,418
* GE Strategic Investment Fund	Mutual fund	34,088		676,983
* GE U.S. Equity Fund	Mutual fund	35,899		775,069
* Participant loans	1,067 loans to participants with interest rates of 5.25% to 10.50%			3,626,483
Total			$	88,406,928

* Party in interest as defined by ERISA.

See accompanying independent auditors' report.